UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58141 / July 11, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13080

In the Matter of	
	ORDER MAKING FINDINGS AND
National Fruit and Vegetable Technology Corp.,	REVOKING REGISTRATION OF
National Properties Investment Trust,	SECURITIES PURSUANT TO SECTION
National Record Mart, Inc.,	12(j) OF THE SECURITIES
National Sorbents, Inc.,	EXCHANGE ACT OF 1934 AS TO
Nations Flooring, Inc.,	NATIONAL FRUIT AND VEGETABLE
Netcare Health Group, Inc., and	TECHNOLOGY CORP.
Netgain Development, Inc.,	
Respondents.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by National Fruit and Vegetable Technology Corp. ("National Fruit" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on June 24, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to by National Fruit and Vegetable Technology Corp. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   National Fruit (CIK No. 815747) is a defaulted Nevada corporation located in Baltimore, Ohio. At all times relevant to this proceeding, the securities of National Fruit have been registered under Exchange Act Section 12(g).

      2.   National Fruit has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended December 31, 2000.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanctions specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Florence E. Harmon
Acting Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.